Mail Stop 3561

October 1, 2007

Mr. Michael C. Litt, CFO and Secretary
Golden Pond Healthcare, Inc.
18 Arrowhead Way
Darien, Connecticut 06820

> **Re: Golden Pond Healthcare, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on August 31, 2007**
> **File No. 333-144718**

Dear Mr. Litt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment five of our letter dated August 22, 2007 and we reissue in part our prior comment. We note your disclosure on page 3, and similar disclosure on page 60, that "we do not intend to acquire less than majority interest (meaning more than 50% of the voting power with respect to such target business)." Please disclose the circumstances in which the company would acquire less than a majority interest in a target business.

2.   We note your response to comment six of our previous letter and reissue in part our prior comment. Please revise the summary, risk factors and business sections, to include disclosure that the company may pursue acquisitions of businesses outside of management's expertise. Also include disclosure in the summary and business sections that your disclosure regarding the healthcare industry may be irrelevant if the company pursues acquisitions outside of this industry.

3.   We note your response to comment seven of our previous letter and we reissue our comment. We note the significant experience and involvement of various officers/directors and the special advisor in business/investment activities that concern health insurance, pharmaceuticals and other activities related to the healthcare industry. Please provide for each individual a list of entities for which a conflict may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities. Please describe each entity's core business, investment strategy, portfolio, risk characteristics, and structure. Any potential overlap in investment criteria with the company should be disclosed and analyzed, as to the severity of the conflict of interest. Please revise the conflicts of interest and risk factors sections accordingly in order to present clearly the conflicts of interest and priorities. Also, briefly discuss the conflicts of interests in the summary. We may have further comment.

4.   We note your response to comment eight of our previous letter and we reissue the comment. Please identify any entities for which the special advisor has a fiduciary duty to present business opportunities. We note in this regard that Dr. Wild, as an independent contractor, does not, as such, owe the company any fiduciary duties with respect to the execution of his duties. Please revise to disclose clearly any such conflicts and priorities. We may have further comment.

5.   We note your response to comment ten of our previous letter and your disclosure on page 13, and elsewhere, that the company may engage in a business combination with one or more target businesses that are affiliated with the founding principal stockholder, officers, directors, or senior advisor. Please describe in the prospectus any consideration that the company, founding stockholder, officers, directors, or senior advisor have given to entering into acquisitions with affiliates. If none has been given, please affirmatively state so.

6.   We note your response to comment 14 of our previous letter and your disclosure that the company, prior to the stockholder meeting concerning a proposed business combination, may require stockholders that wish to convert their shares to tender their certificates or to deliver their shares electronically to the company's transfer agent. We note also the discussion in the business section on page 63. Please revise the prospectus to address the following points:

- Revise your disclosure in both sections to indicate how long it will take the DWAC System to process a shareholder conversion request, and clarify when shares will be considered tendered for conversion purposes. We note the disclosure that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent.

- Provide clear disclosure concerning the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum time period would be sufficient for an average investor to meet the steps required to exercise his conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

- Provide clear disclosure regarding any costs associated with tendering the certificates or delivering the shares to the transfer agent electronically and any other requirements or steps to elect conversion. Also, include a statement indicating that any fee, to the extent it is passed through to the investor, may discourage conversions and make it preferable for shareholders simply to sell their shares in the market.

- With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders' transferring shares in the event that the business transaction is rejected.

- We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders' potentially failing to meet all of the requirements for conversion. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid possible rejection of the proposed transaction, revise to clarify. We may have further comment.

7. We note that certain executive officers have agreed to reimburse the trust against claims of various vendors. See pages 21 and 65. Please state whether any potential claims would not be covered by these agreements. In addition, please clarify throughout the prospectus, as appropriate, the obligation of the company to bring a claim against these executive officers to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Risk Factors, page 18

8.　　We note your response to comment 20 of our previous letter and your revised disclosure on page 31. Please revise the fist full risk factor on page 31 to disclose the factors that existing stockholders would consider to make purchases in the open market or private transactions, such as whether to influence the shareholder vote to approve a business combination. Also revise the summary as applicable. We may have further comment.

Proposed Business, page 53

9.　　We note your response to comment 28 and the disclosure on page 54 that you have not conducted any research with respect to identifying the number and characteristics of the potential business combination candidates within your targeted industry. Please discuss whether anyone on your behalf has conducted such research.

Sources of Target Businesses, page 59

10.　　We note that you will not pay any of your existing officers, directors or senior advisors, or their affiliates, any finder's fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Financial Statements

Notes to Financial Statements

Note D – Related Party Transactions, F-9

11.　　Considering the private placement warrants will be sold to an entity beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Exhibits

12.   Please file the remaining exhibits in the next amendment to allow the staff
        adequate time to review the documents.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Raj Rajan
at (202) 551-3388. Questions on other disclosure issues may be directed to Cathey Baker
at (202) 551-3326.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Emanuel Cherney, Esq.
        Fax: (212) 836-8689